Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 11, 2021